# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JM Group Ltd, CIK 0002049717
CUSIP: G5146R107
Title of class of securities: Ordinary Shares, par value $0.0000625 per share
Address of issuer's principal executive offices: Unit 812, 8/F, Harbour Center Tower 1, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 02/14/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002111718

## Reporting persons
- Chun Kwok Stanley Ting: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 8,160,000; shared voting power 0; sole dispositive power 8,160,000; shared dispositive power 0; aggregate amount beneficially owned 8,160,000 (41.3% of the class)
  Comment: (1) Represents 16,000,000 ordinary shares, par value $0.0000625 per share (the "Ordinary Shares") of JM Group Limited (the "Issuer") directly held by Chun Kwok Stanley Ting (the "Reporting Person"), the Issuer's Chairman, CEO and director.
  
  (2) See Item 4.

## Item 1. Issuer
Name of issuer: JM Group Ltd
Address of issuer's principal executive offices: Unit 812, 8/F, Harbour Center Tower 1, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing: Chun Kwok Stanley Ting
Address of principal business office or, if none, residence: Unit 812, 8/F, Harbour Center Tower 1, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.
Percent of class: The total number of outstanding Ordinary Shares used to calculate the percentage is 16,000,000 Ordinary Shares as of the date of this report, as provided by the Company.
Sole power to vote or to direct the vote: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Chun Kwok Stanley Ting: /s/ Chun Kwok Stanley Ting, Chun Kwok Stanley Ting (02/17/2026)